

September 3, 2014

Via E-mail
Karl McDonnell
Chief Executive Officer
Strayer Education, Inc.
2303 Dulles Station Boulevard
Herndon, VA 20171

> **Re:** **Strayer Education, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2013**
> **Filed February 26, 2014**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2014**
> **Filed August 1, 2014**
> **File No. 000-21039**

Dear Mr. McDonnell:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2013

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, Revenue Recognition, page 39

1.   Please tell us and disclose in future filings how you account for the credits earned from your Graduation Fund. If material, please quantify the amounts and where classified on the Balance Sheet. Please also comply in your Significant Accounting Policies section of your notes to the financial statements.

Form 10-Q for Fiscal Quarter Ended June 30, 2014

Management's Discussion and Analysis of Financial Condition and Results of Operations

Revenues, Income from Operations, and Net Income, pages 16 and 18

2.   Please disclose in greater quantified detail the correlation between declining revenue, average student enrollment, and the impact of your new pricing structure for undergraduates. Consider breaking out your explanation of variances between your graduate and undergraduate programs.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Shapiro, Staff Accountant, at (202) 551-3273 or Joseph M. Kempf, Senior Staff Accountant, at (202) 551-3352 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director